

July 19, 2021

Hermann Lubbert
Chief Executive Officer
Biofrontera Inc.
120 Presidential Way
Suite 330
Woburn, MA 01801

> **Re: Biofrontera Inc.**
> **Registration Statement on Form S-1**
> **Filed July 6, 2021**
> **File No. 333-257722**

Dear Dr. Lubbert:

We have reviewed your registration statement and have the following comments. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to our comments, we may have additional comments.

Registration Statement on Form S-1

Management's Discussion and Analysis of Financial Discussion and Results of Operations
Selling, General and Administrative Expenses, Related Party, page 51

1. Refer to comment 9 of our June 6, 2021, letter. We note you filed the Master Contract Services Agreement dated July 2, 2021 by and among the Company, Biofrontera AG, Biofrontera Pharma GmbH and Biofrontera Bioscience GmbH as Exhibit 10.8. Please revise the disclosure on page 51 and elsewhere, as applicable, to clarify this agreement extends the Intercompany Services Agreement and the Quality Assurance Agreement, both of which have expired by their terms, but appear to have been followed in practice and revived in this agreement, as reflected in paragraph 9.5 of this agreement. File both agreements as exhibits to the registration statement. If the agreements, in fact, do not apply, revise page 51 to clarify whether Biofrontera AG continues to provide your accounting consolidation, IT support and pharmacovigilance services, and if so, how those expenses are charged to you and under what agreement. This agreement appears to defer all allocations of expenses to be determined for at the time of each proposed

Hermann Lubbert
Biofrontera Inc.
July 19, 2021
Page 2

statement of work.

<u>Business</u>
<u>Our Strategy, page 64</u>

2.   We note your response to comment 3. Clarify, for example, why this proposed transaction is more beneficial than, for example, structuring the spinoff differently, to provide the company more control of the future pipeline development than in the June 16, 2021 Ameluz LSA.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tara Harkins at (202) 551-3639 or Brian Cascio at (202) 551-3676 if you have questions regarding the financial statements and related matters. Please contact Abby Adams at (202) 551-6902 or Tim Buchmiller at (202) 551-3635 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Stephen E. Older, Esq.